U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

      NOTIFICATION OF LATE FILING                        SEC FILE NUMBER
                                                             0-20333
                                                          CUSIP NUMBER
                           (Check One):                      655212


                                SEC FILE NUMBER

                                                          CUSIP NUMBER

[X] FORM 10-K and Form 10-KSB   |_| Form 11-K   |_| Form 10-Q and Form 10-QSB
                                   FORM N-SAR

     For Period Ended.........................................DECEMBER 31, 1998
     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     ...Not Applicable........................
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PART 1-Registrant Information


     Full Name of Registrant:  NOCOPI TECHNOLOGIES, INC.
     Former Name if Applicable...N/A...........................

     Address of Principal Executive Office (Street and Number):
     ........537 Apple Street..................................

     City, State and Zip Code
     ........W. Conshohocken, PA 19428-2903....................



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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable. -Not Applicable


Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company is required to report results of Euro-Nocopi, S.A., a French corporation ("Euro-Nocopi") on the equity basis of accounting. The financial results of Euro-Nocopi will not be available by the filing deadline and such information needs to be incorporated in the filing.

Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Rudolph A. Lutterschmidt         610                          834-9600.
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             (Name)               (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for a shorter period that the registrant was required to file such report(s) been filed? If the answer is no, specify report(s).

                                   [X] Yes    [ ] No


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(3)  Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and Quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

     It is anticipated that the Company's net loss for 1998 will decrease by approximately $300,000 from 1997's net loss of $847,000. The net loss reduction is attributable to lower overhead expenses, including professional fees, higher interest income and lower interest expense.

      Nocopi Technologies, Inc.
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     (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date  March 31, 1999  BY: /s/ Rudolph A. Lutterschmidt
                               ----------------------------------------
                                   Rudolph A. Lutterschmidt

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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